                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                   Quipp, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    748802105
                                 (CUSIP Number)

                          Frederick W. Dreher, Esquire
                            John W. Kauffman, Esquire
                                Duane Morris LLP
                              30 South 17th Street
                 Philadelphia, PA 19103; telephone: 215-979-1234
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 14, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------
CUSIP No. 748802105
-------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Henry Partners, L.P.

     I.R.S. I.D. No. 23-2888396
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a)  [X]

     (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    100,000 shares
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            100,000 shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100,000 shares
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.86%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

-------------------
CUSIP No. 748802105
-------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Matthew Partners, L.P.

     I.R.S. I.D. No. 23-3063303
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a)  [X]

     (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    45,000 shares
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            45,000 shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     45,000 shares
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.08%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

-------------------
CUSIP No. 748802105
-------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
     Henry Investment Trust, L.P.

     I.R.S. I.D. No. 23-2887157
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a)  [X]

     (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    145,000 shares*
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            145,000 shares*
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     145,000 shares
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.94%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

* NOTE: Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. See Item 2 of this Schedule 13D.

-------------------
CUSIP No. 748802105
-------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     David W. Wright
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a)  [X]

     (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    145,000 shares*
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            145,000 shares*
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     145,000 shares
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

     X (see stock option description in Item 5(c))
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.94%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

* NOTE: David W. Wright is the President of Canine Partners, LLC, which is the sole general partner of Henry Investment Trust, L.P. Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P.

This filing constitutes Amendment No. 1 to the Schedule 13D filed by Henry Partners, L.P., Matthew Partners, L.P., Henry Investment Trust, L.P. and David
W. Wright with the Securities and Exchange Commission (the "SEC") on October 23, 2006. The following items of the Schedule 13D are restated or amended and restated:

Item 1. Security and Issuer.

     This statement relates to shares of the common stock, $.01 par value per share (the "Shares"), of Quipp, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 4800 N.W. 157th Street, Miami, Florida 33014.

Item 2. Identity and Background.

     (a) - (c)

     This Statement is filed by Henry Partners, L.P. ("Henry"), Matthew Partners, L.P. ("Matthew"), Henry Investment Trust, L.P. ("HIT") and David W. Wright. Henry and Matthew are private investment funds. HIT is the sole General Partner of each of Henry and Matthew. Mr. Wright is the investment manager of each of Henry and Matthew and is the President of Canine Partners, LLC ("Canine"), the General Partner of HIT. Investment decisions made on behalf of Henry and Matthew are made primarily through their General Partner and Mr. Wright. Each of the foregoing persons is sometimes referred to in this Schedule 13D as a "Reporting Person" and collectively as the "Reporting Persons." The principal business address of each Reporting Person is 255 South 17th Street, Suite 2608, Philadelphia, PA 19103. While the Reporting Persons may be considered a group, they and each of them disclaim group status with any other stockholder of the Issuer or any other group of stockholders of the Issuer.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Henry and Matthew are Delaware limited partnerships. HIT is a Pennsylvania limited partnership. Canine is a Pennsylvania limited liability company, and David W. Wright is a citizen of the United States.

Item 4.  Purpose of the Transaction.

     On November 14, 2006, the Reporting Persons and the Issuer entered into an agreement, pursuant to which the Issuer increased the size of the Board by one director, and Mr. Wright was elected to serve on the Board of Directors. The Issuer also agreed to nominate Mr. Wright for election to the Board of Directors at the 2006 and 2007 annual meetings of shareholders. In accordance with the agreement, Mr. Wright was also named to the Audit Committee of the Board of Directors and to a special committee of the Board of Directors that is considering strategic alternatives. In addition, the Issuer agreed that Mr. Wright will serve on any other committee that deals with strategic alternatives, business combination or disposition transactions, debt or equity financings and similar matters.

     Under the agreement, the members of the Reporting Persons have agreed that, until the end of a "standstill period," the Reporting Persons will vote their shares of Issuer stock in favor of all directors nominated by the Board of Directors for election at the 2006 and subsequent annual meetings of shareholders, against any shareholder nominations that are not approved by the Board of Directors, and against any proposals that are not approved by the Board of Directors relating in any manner to Board of Directors composition, structure or election, the calling of a special meeting of shareholders, the ability of shareholders to act by written consent, or any shareholder rights plan or "poison pill." In addition, the Reporting Persons have agreed to certain other commitments and standstill provisions through the standstill period. Under the agreement, the standstill period will terminate upon the later of (A) the first anniversary of the date of the agreement; and (B) six months after the date on which David W. Wright ceases to serve as a director (subject to early termination if the Issuer materially breaches certain of its commitments or obligations in the agreement).

     In connection with his election as a director, and in accordance with the agreement, Mr. Wright will receive the same cash compensation and reimbursement of expenses as are payable to other non-employee directors. In addition, he will be entitled to receive equity compensation, generally on the same basis as provided to members of the Board of Directors, subject to the right of the Board of Directors to substitute comparable instruments that settle in cash.

     The foregoing description does not purport to be a complete summary of the terms of the agreement and is qualified in its entirety by reference to the full text of the agreement referenced in the exhibit index in Item 7 below.

     No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.  Interest in Securities of the Issuer.

     (a)-(b)

     The aggregate percentage of Shares reported owned by each person named herein is based upon 1,458,189 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006.

     As of October 12, 2006, Henry beneficially owned 100,000 Shares, constituting approximately 6.86% of the Shares outstanding, and Matthew beneficially owned 45,000 Shares, constituting approximately 3.08% of the Shares outstanding, for an aggregate combined ownership for both Henry and Matthew of 145,000 Shares, constituting 9.94% of the Shares outstanding. Mr. Wright, as President of Canine, the sole general partner of HIT, which is the sole general partner of each of Henry and Matthew, has the authority to vote and dispose of such Shares. On November 14, 2006, Mr. Wright was granted a stock option to purchase 5,000 shares of the Issuer's common stock, described under (c) below.

     (c) The following is a list of all transactions in the Issuer's Shares during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market.

                                       No. of Shares   Purchase Price
Name of Purchaser   Date of Purchase     Purchased        Per Share
-----------------   ----------------   -------------   --------------
Henry                  10/04/2006           5,000           $7.27
Henry                  10/05/2006           2,000           $7.27
Henry                  10/10/2006           6,600           $7.15
Henry                  10/12/2006          52,400           $7.25
Matthew                 9/20/2006             500           $7.80
Matthew                10/05/2006           3,600           $7.27
Matthew                10/10/2006           3,400           $7.15
Matthew                10/12/2006          20,500           $7.25

     HIT and Mr. Wright disclaim beneficial ownership of the securities held by Henry and Matthew, except to the extent of any pecuniary interest therein.

     On November 14, 2006, the Issuer granted Mr. Wright, in connection with his compensation as a director, a stock option to purchase 5,000 shares of the Issuer's common stock at an exercise price of $7.70 per share. The stock option is fully exercisable on the date of grant; provided, that such option generally shall not be exercisable if such exercise would result in any person or persons becoming an "Acquiring Person," as defined in Rights Agreement, dated as of March 3, 2003, between the Issuer and American Stock Transfer &

Trust Company, as Rights Agent, as amended. Due to this limitation, the shares underlying the option are not "beneficially owned" as defined under SEC regulations.

     (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described herein, there are no contracts, arrangements or understandings among the persons named in Item 2, or among the persons named in
Item 2 and any other person, with respect to the securities of the Issuer.

Item 7. Material To Be Filed As Exhibits.

1. Agreement, dated as of November 14, 2006, by and among the Issuer and Henry Investment Trust, L.P., Henry Partners, L.P., Matthew Partners, L.P. and David W. Wright. (Incorporated by reference to Exhibit 99.1 to Issuer's Form 8-K filed with the Commission on November 15, 2006.)

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        HENRY PARTNERS, L.P.,
                                        by its General Partner,
                                        HENRY INVESTMENT TRUST, L.P.,
                                        by its General Partner,
                                        CANINE PARTNERS, LLC


Date: November 16, 2006                 By: /s/ David W. Wright
                                            ------------------------------------
                                            David W. Wright,
                                            President


                                        MATTHEW PARTNERS, L.P.,
                                        by its General Partner,
                                        HENRY INVESTMENT TRUST, L.P.,
                                        by its General Partner,
                                        CANINE PARTNERS, LLC


Date: November 16, 2006                 By: /s/ David W. Wright
                                            ------------------------------------
                                            David W. Wright,
                                            President


                                        HENRY INVESTMENT TRUST, L.P., by its
                                        General Partner, CANINE PARTNERS, LLC


Date: November 16, 2006                 By: /s/ David W. Wright
                                            ------------------------------------
                                            David W. Wright,
                                            President


Date: November 16, 2006                 /s/ David W. Wright
                                        ----------------------------------------
                                        David W. Wright